SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 3)*

Steven Madden, Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

556269108
(CUSIP Number)

Michele F. Vaillant, Esq. McCarter & English LLP Four Gateway Center, 100 Mulberry Street Newark, New Jersey 07102 (973) 622-4444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
Steven Madden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		2,024,853 shares of Common Stock* (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,005,375 shares of Common Stock* (2)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		2,024,853 shares of Common Stock* (1)
WITH
	10	SHARED DISPOSITIVE POWER
2,005,375 shares of Common Stock* (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,228 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

*The number of shares indicated reflects shares resulting from a 3-for-2 stock split (effected as a dividend) which occurred on May 31, 2011.

(1)                Includes (i) 607,582 shares of common stock, par value $0.0001 per share (“Common Stock”) of Steven Madden, Ltd. (the “Company”) owned by Steven Madden; (ii) 360,000 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted under the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “Plan”), which options are or will be exercisable within the next 60 days, and (iii) 1,057,271 shares of restricted stock held by Steven Madden granted under the Plan (which restricted stock includes 81,900 shares which will vest on January 11, 2013 and 975,371 shares which will vest in equal annual installments over seven years commencing on December 31, 2017 through December 31, 2023, in each case subject to forfeiture pursuant to the terms of the Plan and of Mr. Madden’s employment agreement, as amended; see Item 4 below in such regard). Excludes 731,196 shares beneficially owned by a grantor retained annuity trust, the trustee of which is unrelated to Steven Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of such shares.

(2)                Represents 2,005,375 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(3)                Based upon a total of 42,866,477 shares of Common Stock outstanding as of November 4, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 as adjusted to include 360,000 shares which are subject to options which are or will be exercisable within the next 60 days for a total of 43,226,477.

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CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
BOCAP Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	7	SOLE VOTING POWER
NUMBER OF		2,005,375 shares of Common Stock* (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		2,005,375 shares of Common Stock* (1)
WITH
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,375 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

*The number of shares indicated reflects shares resulting from a 3-for-2 stock split (effected as a dividend) which occurred on May 31, 2011.

(1)                Represents 2,005,375 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(2)                Does not include 2,024,853 shares of Common Stock (consisting of 1,664,853 shares of Common Stock that are owned directly by Steven Madden and 360,000 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted to him under the Steven Madden, Ltd. 2006 Stock Incentive Plan, which options are or will be exercisable within the next 60 days), as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power with respect to such shares; BOCAP Corp. disclaims beneficial ownership of such shares.

(3)                Based upon a total of 42,866,477 shares of Common Stock outstanding as of November 4, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

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CUSIP No.: 556269108

Explanatory Note

Introduction

This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D filed on January 12, 2005 (the “Original Schedule 13D”) and subsequently amended on May 26, 2009 and July 21, 2010 (collectively with the Original Schedule 13D, the “Amended Schedule 13D”), by the Reporting Persons (as defined in Item 2 of the Amended Schedule 13D), relating to their beneficial ownership of the common stock, $0.0001 par value per share (the “Common Stock”), of Steven Madden, Ltd., a Delaware corporation (the “Company”).

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only information that has materially changed since the filing of the Amended Schedule 13D including disclosure of the number of shares of the Company’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons. Unless otherwise stated, the information set forth in the Amended Schedule 13D remains accurate in all material respects.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On January 3, 2012, the Company and Steven Madden, the Company’s Creative and Design Chief , entered into an amendment dated as of December 31, 2011, to Mr. Madden’s existing employment agreement with the Company (the “Amended Madden Agreement”),1 pursuant to which, on February 8, 2012, Mr. Madden was granted 975,371 restricted shares of Common Stock under and subject to the terms of the Company’s 2006 Stock Incentive Plan (the “Plan”), which shares will vest in equal annual installments over a seven year period commencing on December 31, 2017 and ending on December 31, 2023. The vesting of the restricted shares of Common Stock on each vesting date is contingent on Mr. Madden’s continued employment with the Company on each such vesting date and is subject to acceleration under certain circumstances described in the Amended Madden Agreement.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (d) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 3 are incorporated herein by reference. As of the date hereof, the Reporting Persons have the following interest in the Company’s Common Stock:

(i) Steven Madden beneficially owns 4,030,228 shares of Common Stock, which includes (A) 607,582 shares of Common Stock owned directly by Mr. Madden, (B) 360,000 shares of Common Stock that may be acquired by Mr. Madden through the exercise of options granted under and subject to the terms of the Plan, which are or will be exercisable by him within the next 60 days, (C) 1,057,271 shares of restricted Common Stock held by Mr. Madden (includes 81,900 shares that will vest on January 11, 2013 and 975,371 shares that will vest in equal annual installments over seven years commencing on December 31, 2017 through December 31, 2023, in each case subject to forfeiture pursuant to the terms of the Plan and of Mr. Madden’s employment agreement, as amended; see Item 4 above in such regard), and (D) 2,005,375 shares of Common Stock, which are owned by BOCAP Corp., a corporation wholly-owned by Mr. Madden. Such beneficial ownership represents 9.3% of the Company’s Common Stock (which is calculated based on a total of 42,866,477 shares of Common Stock outstanding as of November 4, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 as adjusted to include 360,000 shares that are subject to options and are or will be exercisable within the next 60 days for a total of 43,226,477). Mr. Madden’s beneficial ownership does not include 731,196 shares of Common Stock, which are beneficially owned by the Steven H. Madden July 2010 Grantor Retained Annuity Trust, an irrevocable trust established by Mr. Madden on July 12, 2010 for estate planning purposes, the trustee of which is unrelated to Mr. Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of such shares of the Company’s Common Stock.

1 The Amended Madden Agreement was subsequently amended and restated to address an inadvertent omission in Section 1(f) of the Amended Madden Agreement; all other provisions of the Amended Madden Agreement remain unchanged.

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CUSIP No.: 556269108

(ii) BOCAP Corp. beneficially owns 2,005,375 shares of Common Stock, all of which shares are owned directly by BOCAP Corp. Such beneficial ownership represents 4.7% of the Company’s Common Stock (which is calculated based on a total of 42,866,477 shares of Common Stock outstanding as of November 4, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011). BOCAP Corp.’s beneficial ownership does not include 1,664,853 shares of the Company’s Common Stock, which are beneficially owned by Steven Madden as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power; BOCAP Corp. disclaims beneficial ownership of such shares.

The table below sets forth, for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	Steven Madden	BOCAP Corp.

Sole Power to Vote/Direct Vote	2,024,853	2,005,375

Shared Power to Vote/Direct Vote	2,005,375	0

Sole Power to Dispose/Direct Disposition	2,024,853	2,005,375

Shared Power to Dispose/Direct Disposition	2,005,375	0

(c) Except for the award of 975,371 shares of restricted Common Stock received by Steven Madden on February 8, 2012, and a gift by Mr. Madden of 24,722 shares of the Company’s Common Stock as a charitable donation to Two Ten Footwear Foundation, a non-profit organization on whose board of directors Mr. Madden currently serves, there have been no other transactions in the Company’s common stock by the Reporting Persons within the last sixty days.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

As previously disclosed, as security for the repayment of a loan in the principal amount of $3,000,000 made by the Company to Steven Madden in 2007 to facilitate the exercise of certain options held by Mr. Madden, Mr. Madden has pledged to the Company 315,000 shares (adjusted for a 3-for-2 stock split (effected as a dividend) which occurred on May 31, 2011) of the Company’s Common Stock directly owned by Mr. Madden. On January 3, 2012, Mr. Madden executed and delivered to the Company a Third Amended and Restated Secured Promissory Note payable to the Company in the principal amount of $3,000,000 (the “Third Amended and Restated Note”), which amends and restates the previously disclosed indebtedness to provide for a maturity date of December 31, 2023 and eliminates interest after December 31, 2011. The Third Amended and Restated Note further provides that, commencing on December 31, 2014 and annually on each December 31 thereafter through the maturity date, one-tenth (1/10th) of the principal amount thereunder, together with accrued interest, will be cancelled by the Company provided that Mr. Madden continues to be employed by the Company on each such December 31st and, contemporaneously, the Company will release a number of the pledged shares from the pledge generally correlating to the amount of indebtedness cancelled on such date as determined by the Company’s Board of Directors, in its sole discretion. The cancellation of the indebtedness will be accelerated under certain conditions stated in the Third Amended and Restated Note. In addition, interest at the rate of 6% will be reinstated and the repayment of indebtedness will be accelerated under certain conditions stated in the Third Amended and Restated Note.

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CUSIP No.: 556269108

Item 7. Material to be Filed as Exhibits.

Exhibit 3	Amended and Restated Second Amendment dated as of December 31, 2011 to Third Amended Employment Agreement between the Company and Steven Madden (filed herewith)
Exhibit 4	Third Amended and Restated Secured Promissory Note dated as of June 25, 2007 by Steven H. Madden to Steven Madden, Ltd. (filed herewith)

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CUSIP No.: 556269108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	/s/ Steven Madden
Steven Madden

BOCAP Corp.

By: /s/ Steven Madden
Steven Madden
President

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